December 6, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
From 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of November 21, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, and the Company’s October 27, 2017 and November 16, 2017 response letters to the Staff. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold below, and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

1.
You state in your response to prior comment 2 that segment operating income is the measure of profit or loss used by the chief operating decision maker (CODM) to allocate resources and assess performance. Please tell us whether segment gross margin and segment gross margin rates are also regularly provided to and reviewed by your CODM. If so, tell us how such measures are used by your CODM in assessing performance or allocating resources. To the extent that your CODM uses more than one measure to allocate resources or assess segment performance, tell us how you applied the guidance in ASC 280-10-50-28 in determining the segment measure or measures to be reported.

Revenue, gross margin, gross margin rate, operating expenses, operating income and operating income rate for each segment are provided to the CODM on a monthly basis. While these measures are reviewed by our

Securities and Exchange Commission
Ms. Kathleen Collins

CODM, our CODM has determined that segment operating income is the measure of profit and loss to use in assessing segment performance and making decisions on resource allocation, because it is comprehensive and incorporates segment gross margin and segment operating expenses. By focusing on segment operating income, our CODM can make decisions on opportunities and investments to drive growth consistent with our long term strategy.

Recent examples in our business where investments were made based on these principles are (i) the creation of our Industry Solutions Group, formed to develop a complete strategic solution framework, from offer design to go-to-market, to drive consistency and reduce complexity; (ii) a research and development investment to develop our omni-channel decision support software platform, which is expected to drive new and profitable software revenue streams, accelerate time to market, and drive innovation; and (iii) investment in our Services renewals desk, which was formed to provide our sales function with a centralized, low-cost team to drive timely renewals of Services contracts.

In summary, we acknowledge the Staff’s comment, and note for the Staff that our CODM uses only one measure, and not multiple measures, to allocate resources and assess segment performance. Therefore, in accordance with the guidance in ASC 280-10-50-28, we have determined that we have one measure of profit and loss (segment operating income), and we have included that measure in our segment footnote and in the segments disclosure in MD&A.

Separately, we note for the Staff that we have consistently included reconciliations of our total non-GAAP gross margin and gross margin rate in the supplemental materials included in our earnings call slideshow presentations. Going forward, we also will include segment gross margin and segment gross margin rate in separate tables reconciling to total GAAP gross margin and gross margin rate in our supplemental materials, in order to provide additional clarity on these segment results for our investors and stakeholders.

Securities and Exchange Commission
Ms. Kathleen Collins

Please do not hesitate to contact me at (678) 808 7900 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer